Launch Campaign

THE CONSCIOUS PET™



April 2022
Presentation to:

Investor Name

Dog Food Needs Help

Most dog food is still kibble made with animal meals & fillers, which are being linked to all kinds of health problems in dogs. The industry needs to shift to more nutritious foods and gently cooked is proving to be the best all around choice.

	Kibble	Frozen/Raw	The Conscious Pet
Ingredients	✖ Dreaded 4 Ds, unfit for humans	✔ Usually clean ingredients	✔ Upcycled restaurant kitchen scraps, no fillers or grains, and nothing artificial
Preparation	✖ Highly processed	✖ Risk of bringing harmful bacteria and pathogens into the home	✔ Gently cooked to kill pathogens and increase bioavailability of amino acids
Nutrition	✖ Cooked at insane temperatures, destroys nutrition	✔ Nutritious, often still has fillers	✔ Human-grade, real nutritious food
Servability	✔ Easy to serve	✖ Takes time to thaw out, then messy & wet	✔ Easy to serve
Storage	✔ Easy to store	✖ Requires freezer space	✔ Easy to store

THE CONSCIOUS PET™

Market & Customer

20,000 Austin households have supported environmental causes & purchased pet food in the last year.



Sustainability is huge in Austin.

One of the greenest cities in the US cares about the environment and their impact on the planet. If the pet food industry were a country it would be the **6th largest carbon emitter in the world.** Restaurants waste 22-33 Billion pounds of food each year.

72% of Dog Parents Prefer High-Quality.

Dogs are living twice as long as they did 30 years ago, largely due to high-quality foods and veterinary care. **Austin dog parents have 500,000 dogs and spend the most on dog food of any city in the US.**

Online Sales To Grow $7B by 2024.

Of the $34Billion annual US pet food industry, online sales are expected to grow by an additional $7Billion by 2024. We'll combine the latest fast-checkout technology with simple subscription models to ensure it will always be convenient and easy to get The Conscious Pet food.

Upcycled Food & Sustainability

*pending

Upcycled

We're a member of the Upcycled Food Association.

Restaurants waste 22-33 Billion pounds of food each year. We're rescuing scraps and excess food from local restaurant kitchens — before they're seasoned and plated — just raw ingredients. We then mix it with upcycled veggie scraps & supplements making **The Conscious Pet DoggieBag®** a complete and balanced, nutritious meal that your dog will love.

B-Corp

We're also Public Benefit Corporation.

Most companies only have shareholder profit as a requirement for their company. Public Benefit Corporations put caring for the environment in their by-laws, ensuring **we'll never sacrifice the planet for profit.** We're also working to become certified by B-Corp Labs.

Pet Sustainability

We're a member of the Pet Sustainability Coalition.

We are sourcing all of our ingredients locally. We use **100% compostable packaging** and will run production with solar power using recycled solar panels.

Safety At Every Step

Sourcing

This is human food we're gathering.

The Conscious Pet founders have a background in human food companies with years of experience creating health, fresh foods meeting the highest standards of quality that exist. We work closely with the restaurants to **ensure safe handling** of all product that we collect.

These restaurants are inspected regularly and meet all health code requirements to serve food to humans.


FOOD SAFETY

Manufacturing

Human standards, tested regularly.

Because we have so much experience making human food, we apply the same standards to our manufacturing and **we test everything** to ensure completely safety for your pet.

We test for pathogens throughout our process and our unique and proprietary manufacturing process creates a **shelf-stable product that's as safe to serve as kibble!**

AAFCO Complete & Balanced Nutrition

It's important that your dog food be balanced and complete. For this we teamed up with Nutrition-certified Vets to make sure every meal has all the nutrition your dog needs for a happy and healthy life.



Fruits & Veggies
15.0%
Animal Nutrition
85.0%

Important Nutrients In The Food

- **Start with fresh ingredients from local restaurants.**
- Combined with the perfect amount of animal ingredients and a small amount of veggies & fruit to **add antioxidants & fiber for great pooping.**
- Supplemented with vitamins/minerals to **meet AAFCO Standards**.
- **ZERO added** preservatives, grains, legumes, or inflammatory foods.
- **Gently cooked** leads to higher bioavailability of some nutrients compared to raw.*
- Designed and sourced for carnivores like your dog, made right here by us.

*(https://thesciencedog.com/2019/01/15/tastes-like-chicken/)

Competitive Brand Comparison


Price
Quality/
Nutrition
The Farmer's Dog
"I and love and you."
JustFoodForDogs.
the honest kitchen
THIS BAG IS 100% COMPOSTABLE.
THE CONSCIOUS PET.
DoggieBag
A complete & balanced meal.
Made from local, upcycled restaurant kitchen scraps.
Chicken + Pork
WILD EARTH
OPEN FARM
Hill's
PURINA
PRO PLAN

From kitchen scraps to dog bowl.


THIS BAG IS 100% COMPOSTABLE.
THE CONSCIOUS PET.
DoggieBag
A complete & balanced meal.
Made from local, upcycled restaurant kitchen scraps.
No Grains & Legumes
No Animal Meal or ByProducts
No Artificial Anything
HUMAN-GRADE FOODS DEHYDRATED
Chicken + Pork
DOG FOOD | NET WT 4 LBS (1.81 KG)

Crowdfunding & Local Austin Economy

WEFUNDER

Why a community round?

Crowdfunding has exploded as a way for normal people to support projects they love. We want to launch this company with the community so **we're giving you a chance to own a piece, instead of professional investors.**



Why keeping local?

Everything is sourced locally in Austin and we deliver direct to your home for the most efficient system around. We want to **build a community** of people who care about their dog and care about the planet. We also will launch with an **ambassador program where you can earn free dog food** for sharing The Conscious Pet with your friends.


we
did
it

What do investors get?

With most crowdfunding deals it may be years before you see any return. We are creating a one-of-a-kind offering where **you share in the revenue AND get equity ownership in the company.** You'll start earning a return immediately and get to share in the upside as we grow.

Size of Opportunity

With 500,000 dogs in the Austin area, there are significant growth opportunities locally.


THIS BAG IS 100% COMPOSTABLE.
THE CONSCIOUS PET.
DoggieBag
A complete & balanced meal.
Made from local, upcycled restaurant kitchen scraps.
No Grains & Legumes
No Animal Meal or ByProducts
No Artificial Anything
HUMAN-GRADE FOODS DEHYDRATED
Chicken + Pork
DOG FOOD | NET WT 4 LBS (1.81 KG)
Cat Food
Toppers
Treats


Sales Growth Chart
Dog Food 1
Dog Food 2
Treats
Cat Food
2000000
1500000
1000000
500000
0
Year 1
Year 2
Year 3
Year 4

Expand our dog food offering as we grow, adding new varieties, treats, toppers, and diet-specific foods & other species.

Our ambassador program will engage passionate customers to help us grow the community while they earn free dog food.

By focusing on the local economy, we reduce overhead needs and expensive infrastructure and transportation.

Team

The Conscious Pet is a collaboration between Mostlygreen.life and Break It Down. Two successful companies in Austin led by experienced entrepreneurs.


break it down
break it down

Team Left to Right

Melanie & Jeff started Break It Down in 2009 and have grown the successful composting company for the last 13 years into a leader in resource recovery.

www.BreakItDownaustin.com

Mason Arnold started 6 companies prior — recognized in over 30 local, state, and national awards and has been featured in national from the WSJ to NY Times and many more. His previous company, Cece's Veggie Co., achieved the #3 spot on the Inc 5,000 list

www.masonarnold.com

Jessica Kezar has spent her career in CPG sales & marketing and was most recently VP of Sales at Cece's Veggie Co. and instrumental in that company's meteoric growth.

www.Mostlygreen.life

These four will combine their experience to lead The Conscious Pet's innovation as a sustainability-oriented pet food company.

www.TheConsciousPet.life

Use of Funds: $350k Wefunder Target

Please contact us for more detailed information.



Production & Manufacturing

- To complete production capabilities at our facility.
- To order packaging inventory.



Machinery & Energy Efficiency

- To automate production with proprietary machinery.
- To install the solar panels on the roof to take our operations carbon-negative!



Marketing/ Communication

- To launch marketing campaigns and ongoing support for those campaigns.

Thank You! Here's How to Learn More.



Option 1

Visit our Wefunder Page to learn and invest.

Option 2

The Conscious Pet Contacts





Jessica Kezar
Vice Pawsident of Sales/Marketing
Sales/Media/Customer Care
jess@theconsciouspet.life

Mason Arnold
Chief Dogxecutive Officer
Business & Investment contact
mason@theconsciouspet.life